UTStarcom Regains NASDAQ Listing Compliance

Hangzhou, July 15, 2022— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced the Company received a formal notice from NASDAQ that it has regained compliance with Listing Rule 5450(a)(1) as a result of the closing bid price of the Company's common stock has been at $1.00 per share or greater for the last 10 consecutive business days.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com / shelleyjiang@utstar.com/

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com